SECURI 10028562 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 15 2010
Washington, DC
120

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SEC FILE NUMBER
8- 52520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICG Investment Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11815 Fountain Way, Suite 400
(No. and Street)

Newport News	VA	23606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Martinovich — 757-952-1800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Meadows Urquart Acree & Cook, LLP
(Name – *if individual, state last, first, middle name*)

1800 Bayberry Court, Suite 104	Henrico	VA	23226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BB 3/16

OATH OR AFFIRMATION

I, Jeffrey Martinovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICG Investment Management, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

MELISSA LAUREN TAYLOR
COMMONWEALTH OF VIRGINIA
Expires 11-30-13
ID# 7267757
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICG Investment Management, LLC

Statement of Financial Condition

December 31, 2009

[redacted] pursuant to rule 17a-5(d) under the Securities and Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act.

Contents

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

. Kelli P. Meadows
. Douglas A. Urquhart
. David C. Acree
. Shannon W. Cook

Independent Auditor's Report

To the Members and Board of Directors of MICG Investment Management, LLC
Newport News, Virginia

We have audited the accompanying statement of financial condition of MICG Investment Management, LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MICG Investment Management, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Meadows Urquhart Acree + Cook, LLP

Richmond, Virginia
March 12, 2010

1800 Bayberry Court * Suite 104 * Henrico, Virginia 23226 * 804 .249.5786 (v) * 804.249.5781 (f)
Members: Virginia Society of Certified Public Accountants * American Institute of Certified Public Accountants

MICG Investment Management, LLC

Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 171,914
Receivable from clearing broker	59,125
Commissions receivable	144,879
Fixed assets, net	142,891
Related party receivables	1,146,604
Prepaid expenses and other assets	207,176
Total assets	$ 1,872,589
Liabilities and Members' Equity	
Liabilities	
Accounts payable and accrued expenses	$ 61,964
Deferred rent	135,619
Notes payable with Credit Union Service Organizations	88,486
Total liabilities	286,069
Members' equity	1,586,520
Total liabilities and members' equity	$ 1,872,589

See Notes to Financial Statements.

MICG Investment Management, LLC

Notes to Statement of Financial Condition

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: MICG Investment Management, LLC (the "Company") was formed as a limited liability company under the laws of the State of Virginia. As a limited liability company, each member's liability is generally limited to amounts reflected in their respective member accounts. The Company is a broker dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"), the National Futures Association (the "NFA"), and Securities Investor Protection Corporation (the "SIPC").

The Company operates its business as both a broker-dealer for securities and agent for insurance policies. The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities and Exchange Commission. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer, which carries all of the accounts of such customers and maintains and preserves all such required books and records customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Cash equivalents: The Company considers all interest-bearing accounts with maturities of less than three months to be cash equivalents.

Commissions receivable: Commissions receivable are carried at the amount considered to be collectible. The Company estimates doubtful accounts based on historical bad debts, factors related to specific customers' ability to pay and current economic trends. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible.

Fixed assets: Property and equipment is recorded at cost, and depreciated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the estimated useful life or the remaining lease term, whichever is less.

Intangible assets: Intangible assets included in other assets on the balance sheet consist of customer lists. The customer lists have been capitalized and are being amortized on a straight-line basis, which approximates the interest method over ten years.

Income taxes: The Company prepares calendar year U.S. and state partnership returns and reports to the Members their allocable share of the Company's income, expenses and realized gains or losses. Members are individually liable for taxes, if any, on their share of the Company's taxable income.

The Company adopted the provisions of Financial Accounting Standards Board Codification (ASC) 740, *Accounting for Uncertainty in Income Taxes* (formerly FIN 48), on January 1, 2009. As a result of implementation of ASC 740, the Company has concluded that it does not have any unrecognized tax benefits for the year ended December 31, 2009.

The Company is subject to examination by federal and state tax authorities for the fiscal years ended December 31, 2006 through December 31, 2008. The Company is not currently under tax examination for any of these periods.

Note 1—Nature of Business and Summary of Significant Accounting Policies (Continued)

Use of estimates: The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require the maintenance of minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $50,000, whichever is greater and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distribution paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and required net capital of $65,445 and $50,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2009 was 4.37 to 1.

Note 3—Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, receivables from the clearing broker and commissions receivable.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Receivable from the clearing broker primarily represents commission monies due from the clearing broker. The Company is subject to credit risk should the clearing broker be unable to repay this balance.

Commissions receivable represents commissions from insurance contracts, mutual fund and managed future account trail fees, and investment banking fees.

Note 4—Clearing Agreement

Pursuant to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from customers' failure to complete securities transactions.

The clearing agreement expires January 1, 2011, but automatically renews for one additional year unless either party provides 60 days' advance notice of nonrenewal. Should the Company cancel the agreement prior to the specified date, the Company must pay an early termination fee, up to $25,000.

The Company's clearing agreement with its clearing broker requires the Company to maintain at all times, net capital of at least $75,000 computed in accordance with Rule 15c3-1 of the SEC Uniform Net Capital Rule and immediately notify its clearing broker when the net capital falls below that threshold or if its aggregate indebtedness ratio reaches or exceeds 10 to 1 under Rule 15c3-1 of the SEC Uniform Net Capital Rule. At December 31, 2009, the Company's net capital was in a deficit of this requirement by $9,555. Per the clearing agreement, the clearing broker may terminate its agreement immediately if the Company is in default of any provisions of the agreement.

Note 4—Clearing Agreement (Continued)

The Company has only one clearing broker, which creates a risk for the Company should they not be able to clear transactions.

Note 5—Fixed Assets

Equipment, at cost, consists of the following:

Computer equipment	$ 44,144
Furniture and artwork	220,538
Leasehold improvements	180,242
	444,924
Less accumulated depreciation and amortization	(302,033)
	$ 142,891

Note 6—Customer Lists

In 2007, the Company purchased two separate broker businesses with offices in Williamsburg, Irvington and Alexandria. The purchase agreements require the brokers to be paid stock for their business over a five-year period with earn-out provisions. No additional stock was issued in 2009. As part of these purchases, customer lists were acquired. The unamortized balances of the lists were $78,333 at December 31, 2009 and are included in prepaid expenses and other assets on the statement of financial condition.

Note 7—Credit Union Service Organizations ("CUSOs")

The Company has agreements with five Virginia credit unions to manage financial service entities (CUSOs) owned by these credit unions. The purpose of these organizations is to offer regulated securities as an investment option to credit union members. The Company generally staffs the facilities with registered securities brokers.

At December 31, 2009, the Company has notes payable with two of the credit unions in the amount of $88,486. One note is a line of credit with a balance at December 31, 2009 of $21,036, bearing interest at 4.25%. The second note is a non-interest bearing note with monthly payments of $699 until October, 2021. Interest has been imputed using a rate of 7% recognizing a discount of $38,184 at January 1, 2009. The remaining principal balance after discount at December 31, 2009 is $67,450.

Note 8—Operating Lease Commitments

The Company leases facilities under separate operating leases expiring between 2009 and 2016. Four of the six leases are subleased through Martinovich Investment Consulting Group, LLC, an affiliated entity, one is subleased through MICG Wealth, LLC, the majority owner, and one is with an unrelated party. The related party subleases are annual leases which the Company intends to renew each year. The other lease is for fifteen years and includes a base rent plus a proportionate share for increased operating expenses of the building.

The Company is obligated for the following future minimum lease payments:

Year ending December 31,	
2010	$ 670,123
2011	152,052
2012	155,853
2013	159,750
2014	163,743

Note 9—Profit-sharing Plan

The Company has a qualified cash or deferred compensation plan under Section 401(k) of the Internal Revenue Code which covers all employees who have reached age 21. Under the Plan, the Company may make a discretionary match for participant contributions and may make a discretionary profit sharing contribution. The Company did not make any contributions during 2009.

Note 10—MICG Incentive Plan

The Company has an Incentive Plan to motivate, reward and retain employees and advisors of the Company by providing special incentives based on the appreciation in value the majority owner, MICG Wealth, LLC. The Plan is not an equity plan and is intended only to provide a bonus plan to employees, managers, advisors, directors and consultants of the Company. The Plan is not, nor is it intended to be, a plan covered by the Employee Retirement Income Security Act of 1974, as amended.

Certain liquidating events could occur that would impact the operations of the Plan. The Plan is effective during a change of ownership, defined as a merger, sale of substantially all of the assets, or a transfer of beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Company by its interest holders, in which the interest holders immediately prior to such merger, consolidation, sale or transfer do not own at least 50% of the outstanding voting power of the equity interests of the Company immediately after such transaction. The distributable amount shall be five percent (5%) of the value of the net proceeds received by the Company (or, if applicable, its interest holders, when shares are fully distributed) as a result of the liquidity event. Each participant receives a notice of grant which sets forth the number of units granted to that participant, the vesting terms and such other terms and conditions as are determined by the plan administrator. The maximum number of incentive units that may be granted under the plan is 50,000.

As of December 31, 2009, no qualifying liquidity events have occurred; therefore, no related liabilities have been recorded.

Note 11—Related Party Transactions

The Company serves as the General Partner and investment advisor for three investment partnerships. The Company earns management and incentive fees from the partnerships. Management fees are based on the dollar amounts of the assets invested and incentive fees are based on the performance of the assets. At December 31, 2009, the Company has a receivable of $13,538 from one of the investment partnerships. In addition, a 2008 incentive fee receivable was written off in 2009 for $21,538.

The Company has a loan receivable due from an affiliated entity, Martinovich Investment Consulting Group, LLC in the amount of $852,906. Interest is accrued at a rate of 6%.

The Company has a loan receivable due from its majority owner, MICG Wealth, LLC in the amount of $280,160. Interest is accrued at a rate of 6%.

Note 12—Contingencies

Two separate lawsuits are ongoing in which the Company has been named as a responsible party. Given the uncertainty regarding the outcome of these lawsuits, and the uncertainty of the likelihood and amount of any possible judgments, the Company cannot determine at this time the effects of these suits. No accrual for possible loss has been made at December 31, 2009.

Note 13—Liquidity and Equity Needs

Management has a plan in place to support and augment its ongoing equity needs. Over the next twelve months, management plans to bring in an additional $400 million in assets under management, through the hiring of an additional 10 financial advisors. Once the $400 million has been raised, revenue from the Company's assets under management should be sufficient to support the cash flow needs of the Company and the monthly $75,000 in withdrawals by a related party.

Management's plan requires additional capital contributions from its majority owner, MICG Wealth, LLC, or repayment on its related party receivables, in the range of $100,000 to $150,000 every month for the next twelve to fifteen months. These capital infusions or receivable repayments will be necessary in order to maintain the net capital requirements of the Company. If the net capital requirements are not maintained, FINRA, the SEC and the CFTC have the right to force the Company to cease operations.

Note 14—Subsequent Events

Management of the Company evaluated subsequent events through March 12, 2010, the date these financial statements were available to be issued. The Company has received payment on related party receivables of $265,000 and has advanced $229,022 as of March 12, 2010. The Company is no longer the investment advisor for one of the investment partnerships mentioned in Note 11.

Meadows Urquhart Acree & Cook, LLP
Certified Public Accountants

. Kelli P. Meadows
. Douglas A. Urquhart
. David C. Acree
. Shannon W. Cook

Independent Accountants' Report

To the Members and Board of Directors
MICG Investment Management, LLC
Newport News, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by MICG Investment Management, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement record entry of $1,679 on March 12, 2010 and general ledger detail noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the three quarters ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the fiscal period ended December 31, 2009, noting a difference of $18,437 in line 2a Total Revenue related to the audit adjustment to accrue December commissions receivables;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no difference;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers which include internal income statements, support for deductions received from Renaissance Regulatory Services, Inc. and Form X-17A-5 noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences. No overpayment was applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

March 12, 2010

Meadows Urquhart Acree + Cook, LLP